Mail Stop 0308

December 30, 2004


VIA U.S. MAIL AND FACSIMILE

Mr. Christopher Schilling
President and Principal Executive Officer
Sydys Corporation
2741 East Hastings Street
Suite 209
Vancouver, British Columbia V5K 1Z8
CANADA

Re:	Sydys Corporation
      Registration Statement on Form SB-2
      File No. 333-120893
      Filed on December 1, 2004

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule
419."  See Securities Act Release No. 6932 (April 13, 1992).

Your disclosure indicates that you are a developmental stage company issuing penny stock. As of September 30, 2004, your primary asset was cash in the amount of $11,770, you had no revenues, no employees working for you, no executive officer compensation, no completed products or designs, no engagement with website publishers, no customers, no contracts, and you had not fully developed the AdX system. To date, it appears as if you have taken few substantive steps in furtherance of a business plan. In general, you lack a developed business plan, any means of revenue, and any real method to obtain financing beyond this offering.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, you should include in the prospectus appropriate disclosure to demonstrate your status as a non-blank check company.

Facing Page
2. On the facing page, please add a sentence indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1
to review the disclosure that you should include.

Front Cover Page of Prospectus, page 3
3. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.
4. This registration statement is registering 100% of your
currently
outstanding common stock, 60.75% (52.65% for Schilling, Baybutt,
and
O`Brien and another 8.10% for Dwayne and Karen Maynes - see
comment
40 below) of which is being offered by affiliates of the company directly. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act.  For these sales to occur "at the
market,"
the provisions of Rule 415(a)(4) must be satisfied.  As your offering
does not appear to meet these provisions, an "at the market"
offering
by those affiliates is not permissible. You should revise your offering document to price the shares being offered by affiliates at
$0.05 for the duration of the offering. Please clarify that the affiliates will resell their securities for the $0.05 per share price for the duration of the offering. The prospectus also should make clear the fact that these persons are considered underwriters of this offering.  Revise your prospectus accordingly, including your cover
page, summary, the determination of offering price and plan of distribution section.
5. Please advise us why you have chosen not to place the funds given
to you by prospective purchasers in an escrow, trust, or similar account. Also, please discuss your plans for the interest accrued by the funds in that account.
6. If this prospectus will be used before the effective date of the
registration statement, please provide prominently the appropriate statement required by Item 501(a)(10) of Regulation S-B. See Item 1 of Form SB-2 and Item 501(a)(10) of Regulation S-B.
7. Please list or reference the "unaffiliated third parties" to which the first $25,000 of the proceeds will be paid.

Summary Information, page 5
8. Please provide more details about your business operations and products and services in your summary section. See Item 503(a) of Regulation S-B.

Risk Factors, page 6
9. Please revise risk factor number 6 to make clear that it relates to the application of the Commission`s penny stock rules in trading of your securities.
10. Please include a risk factor that indicates that you do not have a detailed, viable business plan. If you do have a detailed, business plan, please provide its details in this registration statement.
11. Please discuss any industry or regulatory risks presented by regulation by a U.S. agency or an agency of a foreign government.
12. Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value. Disclose the material risks to investors resulting from the arbitrary determination of your offering price.
Use of Proceeds, page 8
13. For the assets purchased using the proceeds of the sale, please identify the persons from whom they will be bought, the cost, and the principle followed in determining the cost to you. See Item 4 of Form SB-2 and Instruction 2 to Item 504 of Regulation S-B.
14. It is unclear why you have not included the total offering expenses in the table you have presented, as discussed in the paragraph that follows the table. Please revise to include all offering expenses.
15. Please clarify the nature of the escrow fee disbursement. We note that you have indicated on the cover page that you have not established an escrow account. Please reconcile these statements.
16. We note that you have included a hardware line item in the table and have disclosed in the narrative portions of this section that you will lease two computer servers if the minimum offering amount is raised. Therefore, it appears that you should include an amount of proceeds that you will use to lease hardware if you raise the minimum offering amount versus the $0 disclosed.
17. Please disclose who will pay the offering expenses not paid from the proceeds of the offering. In doing so, please disclose whether shareholders have agreed to contribute additional capital to fund the offering expenses or whether the expenses will be paid directly by the selling shareholders. If there is an agreement that obligates selling shareholders to pay offering expenses, please describe the terms of the agreement, and file those documents as material agreements.

Determination of the Offering Price, page 9
18. Please state that if you add a broker-dealer or underwriter, you will file a post-effective amendment to this prospectus. Revise the disclosure to eliminate the reference to a prospectus supplement.
19. We note your disclosure regarding short sales. Please be advised that short sales of ordinary shares "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of Section 5. Please confirm your understanding. Also, please revise the disclosure accordingly. See
Interpretation A.65 of the Manual of Publicly Available Telephone Interpretations (July 1997).
Description of Business, page 16
20. At the beginning of this section, please disclose that you received a going concern opinion from your auditors.
21. Please thoroughly revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations. To the extent that you discuss future services, provide the status of development and indicate the timeframe for which you anticipate offering these services. We may have further comments after reviewing your revised prospectus disclosure.
22. Please provide a description of your AdX software, including its significant applications and features, and the technical aspects of your website. Please also provide a description of your processing platform and integrated technologies. Please discuss if you have any patent, trademark, copyright, or any other proprietary rights over the AdX system. If so, please describe the rights and their duration. If you do not have these rights, please state how you will receive licensing fees for the system. Furthermore, please discuss the technical aspects of your website and processing platform, and your plan to further develop the products. In doing so, disclose whether your products are in the planning stage, whether prototypes exist, the degree to which product design and testing has progressed and the extent to which further engineering and development is necessary. With respect to your website, please disclose the development activities required to sufficiently develop its technical aspects for use in operations within 30 days from completion of the offering. See Item 101(b)(1) of Regulation S-B.
23. You claim that you will mark-up the publisher`s price for their advertisement inventory by 25% to 50% and bill your customers accordingly. Please discuss whether this is typical of your industry and comparable to your competitors.
24. You discuss the online advertising industry as a whole, however you fail to list your competitive position with other companies close to your size that also service small to medium sized internet companies. Please add a comparison. See Item 101(b)(4) of Regulation S-B. Furthermore, disclosure of the size and amount of spending for online advertising and Doubleclick`s sales levels does not appear to be relevant since you have not yet commenced operations. Please revise.
25. Please provide us with support for the statistical information you have included in the registration statement and mark it to indicate the support for the disclosure you have included.
26. Please state your plans if NetNation were unable to provide services and products for your website, and list your alternative suppliers of these products and services, if any. See Item 101(b)(5)
of Regulation S-B.
27. Please disclose the e-commerce regulations with which you must comply in the United States, Canada, and any other country in which you will do business. See Item 101(b)(9) of Regulation S-B.
28. Please estimate the amount spent since inception on research and development activities. See Item 101(b)(10) of Regulation S-B.
29. Please provide the required disclosure regarding your properties.
See Item 102 of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 20
30. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and
Item 303 of Regulation S-B.
31. Please disclose why you believe that either the minimum or maximum amount of proceeds from the offering will be sufficient to fund your operations and cash requirements over the next year. Please provide a detailed plan of operations that describes your activities and your sources and uses of cash for the next year and the growth strategies that you will not pursue if you raise the minimum amount of proceeds. In doing so, please provide a summary of the activities and costs to further develop your AdX software and develop the websites you plan to establish. Additionally, please discuss the expected expense of leasing computers, your planned marketing and advertising activities, and other significant matters necessary for an understanding of your plan of operations, such as your working capital requirements. With respect to your growth strategies you will undertake if you raise the maximum amount of proceeds, provide a summary of the nature of and costs of additional research, development, marketing, and advertising activities you expect to undertake and the salaries you expect to pay. Finally, please describe your expected additional working capital requirements. See SEC Release No. 33-8350 and Item 303 of Regulation
S-B.
32. Please state why the cost of developing the AdX system will vary based upon how much money you raise in your offering.
33. Please reconcile the statements that you will not be conducting any product research and development, and you will continue to develop AdX over the next twelve months.
34. Please discuss in greater detail the other websites, besides trafficaces.com, that you plan to establish.
35. You state that you should be generating revenue within 90 days of completing your public offering and should be in full operation and receiving orders within 100 days. Please discuss the likelihood of receiving orders and generating revenue even if you are in full operation by that time. Furthermore, please discuss the likelihood of generating enough revenue to continue operating for the next twelve months.
36. Please discuss in greater detail your plan to locate and negotiate agreements with website publishers and with customers. Additionally, please discuss the likelihood of a being able to negotiate these agreements.

Directors, Executive Officers, Promoters and Control Persons, page
23
37. Disclose the number of authorized directors.
38. You have not stated that you have any significant employees as required by Item 401 of Regulation S-B. However, in your principal and selling shareholders section you state that you have "key employees." Please advise or revise. See Item 10 of Form SB-2 and
Item 401(b) of Regulation S-B.

Executive Compensation, page 25
39. If you have no executive compensation, please describe the level of involvement of your executive officers. Please disclose the amount of time that your officers spend working for your company. Also, if you have no employees and do not compensate your executive officers, please disclose who is developing your websites, business plans, AdX system, and the other aspects of your business. See Item
21 of Form SB-2 and Item 402 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
26
40. Please explain why Dwayne and Karen Maynes` securities, which together equal 8.10% of your securities, should not be combined and included in your table as a beneficial owner "group." This would make them beneficial owners of more than 5% and require you to add their 8.10% to the 52.65% of shares owned by officers and directors as a group. See Instruction 7 to Item 403 and Item 403(a) of Regulation S-B.

Selling Security Holders, page 27
41. Please identify the natural person(s) or public company that has the ultimate voting or investment control over Patterson Sales & Marketing`s shares listed in your selling shareholder table.
42. It appears that the disclosure in the third and fourth columns is incorrect. You have disclosed at the top of the column that each person intends to sell all of his/her shares, yet you disclose a percentage owned of greater than 0% for each officer and director assuming that all shares will be sold. Please revise.
43. We note that you have provided most of the information required by Item 7 of Form SB-2 in your principal and selling stockholders section on page 26 of your registration statement. However, additionally, please state any position, office, or other material relationship which the selling security holder has had with you or your affiliates during the past three years. See Item 7 of Form SB-2 and Item 507 of Regulation S-B.
44. We note that you list Christopher Schilling, Jason Baybutt, and
Byron O`Brien as "only `promoters` of our company" in footnote 1 on page 27 of your registration statement. However, in your executive compensation section on page 25, they are listed as officers and directors. Please revise or advise.
45. Is any selling shareholder a broker-dealer? If so, identify that shareholder as an underwriter.
46. For each selling shareholder that is an affiliate of a broker-dealer, please disclose if true:

* the seller purchased the securities to be resold in the ordinary course of business; and
* at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, disclose that the shareholder is an underwriter.
We
may have additional comments upon review of your response.


Certain Relationships and Related Transactions, page 30
47. In this section, please include the transaction with Dwayne
and
Karen Maynes in which you sold them 200,000 shares.  Taken
together
as a "group," the Maynes` transactions are 8.10% of your
securities,
which is above the 5% required to be a beneficial owner.  See Item
19
of Form SB-2 and Items 403 and 404 of Regulation S-B.
48. Please provide the information required by Item 15 of Form SB-
2.
See Item 15 of Form SB-2 and Item 404(d) of Regulation S-B.

Financial Statements
General
49. Please tell us in detail the nature of the nonmonetary transactions between you and your officers, directors and shareholders since inception. In particular, provide to us a description of the office space and services, such as development of software and websites and preparation of business plans, provided to you by your officers, directors and shareholders. Also provide to us a description of assets, if any, contributed to you by your officers, directors and shareholders. Please tell us the value of the services rendered and the historical cost basis of any contributed assets and how you accounted for the nonmonetary transactions. If you have not recognized nonmonetary transactions in your financial statements, please tell us why and your justification in GAAP for not doing so.
Please refer to APB 29, SAB Topic 5:D, SAB Topic 5:G and SAB Topic
5:T.

Statement of Stockholders` Deficiency, page F-4
50. You report stockholders` equity of $9,551 at September 30, 2004.
Please revise the title of the statement so that it is descriptive of the information reported. Please also revise the caption on your balance sheet and the report of independent registered public accounting firm so that they are consistent with the revised title.

Notes to Financial Statements
Note 1. (a)  Organization and Nature of Business, page F-6
51. You disclose that your operations have consisted of the development of a website and a business plan. Please disclose the status of the development of your proprietary AdX software or that you have not commenced its development.

Note 1. (e)  Fair Value of Financial Instruments and Derivative
Financial Instruments, page F-7
52. SFAS 119 was superseded by paragraph 525(c) of SFAS 133.
Please
revise to reference SFAS 107 and SFAS 133 as applicable.

Note 1. (f)  Segmented Reporting, page F-7
53. The disclosures required by SFAS 131 are not limited to quarterly reports. Please revise.

Note 1. (g)  Federal Income Taxes, page F-7
54. Please disclose the amount and expiration of your operating loss carryforward, the nature and amounts of deferred tax assets and liabilities and the amount of the total valuation allowance recognized for deferred tax assets. Please also disclose a reconciliation of the reported amount of income tax expense or benefit to the amount of income tax expense or benefit that would result from applying the U.S. federal statutory tax rate to pretax income. Please refer to paragraphs 43, 47 and 48 of SFAS 109.

Note 1. (k)  Foreign Currency Transactions, page F-8
55. Please tell us whether foreign currency translation had an impact on your financial statements. If so, tell us the amount of translation adjustments that should have been reported as other comprehensive income and as cumulative translation adjustments in stockholders` equity and the effect of exchange rate changes on cash balances. If material, please restate your financial statements to present comprehensive income and accumulated comprehensive income as required by SFAS 130 and the effect of exchange rate changes on cash balances as required by paragraph 25 of SFAS 52. Please also refer to paragraph 30.a. of SFAS 52.

Note 2.  Uncertainty, Going Concern, page F-9
56. Please disclose in detail your plan to consummate a public offering of equity securities and the amount of minimum proceeds required to remove the threat to the continuation of the business, and other actions you intend to take if the offering is not successful. Please see Section 607.02 of Codification of Financial
Reporting Policies.

Undertakings, page 46
57. Please revise the undertakings so the language that appears in the registration statement is identical to the disclosure set forth in Item 512(a) of Regulation S-B. One specific example in which you have changed the language is in paragraph 1.c. of your disclosure.

Signatures, page 47
58. Please revise your signature page so the language and format are identical to the language and format set forth in the Form SB-2. See
Signatures section of Form SB-2. Also, your controller or principal accounting officer must sign the registration statement. See Instructions for signatures to Form SB-2.

Exhibit 5.1
59. In paragraph 7 of the legal opinion, counsel should revise its opinion to clarify that the board of directors` resolution "was within the authority of the Company`s directors . . ." Please revise.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Thompson at (202) 942-1935, or
Michael
Moran, Accounting Branch Chief, at (202) 942-2823, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 824-5505, Ellie Quarles, Special Counsel, at (202) 942-1859,
or me at (202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, WA 99201

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Sydys Corporation
Form SB-2
December 30, 2004
Page 1